October 23, 2017

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Mara L. Ransom and Katherine Bagley

Re:                             Camping World Holdings, Inc. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-221074)

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering by certain selling stockholders of the Company of the Company’s Class A common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 P.M., Eastern Time, on October 25, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter, institutional investor or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the Company’s Preliminary Prospectus dated October 23, 2017.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
As Representatives of the several Underwriters

Goldman Sachs & Co. LLC

By:	/s/ Adam Greene
	Name:	Adam Greene
	Title:	Vice President

J.P. Morgan Securities LLC

By:	/s/ Eugene Sohn
	Name:	Eugene Sohn
	Title:	Vice President

[Signature page to Acceleration Request]